FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 26, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 26, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

25 November 2002

GlaxoSmithKline PLC

                             GSK Share Re-Purchases


GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 800,000 of its ordinary shares at a price of 1245.8961p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


22 November 2002       The  Administrators  of the SmithKline  Beecham  Employee
                       Benefit  Trust ("the  Trust")  notified the Company on 26
                       November  2002  that  113,037  Ordinary  shares  had been
                       transferred   from  the  Trust  to  participants  of  the
                       SmithKline Beecham 1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

26 November 2002

Issued -  Tuesday 26 November 2002, London


                     GLAXOSMITHKLINE EXECUTIVE REMUNERATION



GlaxoSmithKline plc has held discussions with shareholders on the proposal to increase the level of long-term incentive awards for Chief Executive Officer
(CEO), JP Garnier. The company remains committed to the policy of aligning its incentive plans with those of its global pharmaceutical peer group. However, after taking account of shareholder views the company has decided to postpone a decision on this matter and will now take further time to consider the way forward.

For 2002, the CEO's long-term incentive awards will be set at a similar level to last year.

S M Bicknell
Company Secretary
26th November 2002


GSK Enquiries:

UK Media enquiries:                             Martin Sutton    (020) 8047 5502
                                                Alan Chandler    (020) 8047 5502
                                                Siobhan Lavelle  (020) 8047 5502

US Media enquiries:                             Nancy Pekarek     (215) 751 7709
                                                Mary Anne Rhyne   (919) 483 2839
                                                Patricia Seif     (215) 751 7709

European Analyst/Investor enquiries:            Duncan Learmouth (020) 8047 5540
                                                Philip Thomson   (020) 8047 5543

US Analyst/ Investor enquiries:                 Frank Murdolo     (215) 751 7002
                                                Tom Curry         (215) 751 5419